

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Robert Hayes
Chief Executive Officer
Sharps Technology, Inc.
105 Maxess Road, Ste. 124
Melville, NY 11747

> **Re: Sharps Technology, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 5, 2024, as revised on June 25, 2024**
> **File No. 001-41355**

Dear Robert Hayes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Arthur Marcus, Esq.